UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 01 )*

NUVEEN INVESTMENT QUALITY MUNICIPAL FUND INC

(Name of Issuer)

VARIABLE RATE MUNIFUND TERM PREFERRED SHARES

(Title of Class of Securities)

67062E806

(CUSIP Number)

Bank of America Corporation,  Bank of America Corporate Center, 100 N. Tryon Street  Charlotte,,  North Carolina  28255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA CORP /DE/ 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blue Ridge Investments, L.L.C. 56-1970824

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
OO

Item 1.	Security and Issuer

This Amendment No. 1 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated October 6, 2014 and filed with the SEC on October 9, 2014 (the "Original Schedule 13D") for Bank of America Corporation ("BAC"), Banc of America Preferred Funding Corporation ("BAPFC") and Blue Ridge Investments, L.L.C. ("Blue Ridge") (collectively, the "Reporting Persons") with respect to the variable rate munifund term preferred shares ("VMTP Shares") of Nuveen Investment Quality Municipal Fund, Inc. (the "Issuer").

This Amendment is being filed as a result of the reorganization of the Issuer into Nuveen Quality Municipal Income Fund (formerly known as Nuveen Dividend Advantage Municipal Fund) ("NAD") on September 12, 2016 (the "Reorganization") pursuant to which the BAPFC and Blue Ridge exchanged their 129 and 306 VMTP Shares, respectively, for an equal number of variable rate munifund term preferred shares of NAD.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Original Schedule 13D. Except as otherwise provided herein, each item of the Original Schedule 13D remains unchanged.

Item 2.	Identity and Background

(a)

(b)

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"In connection with the reorganization of the Issuer into Nuveen Quality Municipal Income Fund (formerly known as Nuveen Dividend Advantage Municipal Fund) ("NAD"), the Reporting Persons exchanged their VMTP Shares for an equal number of variable rate munifund term preferred shares of NAD. No funds of the Reporting Persons were used in connection with the exchange of the VMTP Shares."

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"In connection with the reorganization of the Issuer into NAD, the Reporting Persons exchanged their VMTP Shares for an equal number of variable rate munifund term preferred shares of NAD. As a result of the reorganization, the Reporting Persons no longer beneficially own any VMTP Shares."

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

"(a) – (b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c) The responses of the Reporting Persons in Item 3 and Item 4 are incorporated herein by reference.

(d) Not applicable.

(e) In connection with the reorganization of the Issuer into NAD and the related exchange of VMTP Shares for an equal number of variable rate munifund term preferred shares of NAD, the Reporting Persons ceased being the beneficial owners of more than 5% of the VMTP Shares on September 12, 2016."

(b)

(c)

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end of the first paragraph thereof:

"The responses of the Reporting Persons to Item 3 and Item 4 are incorporated herein by reference. As a result of the reorganization all financing and voting arrangements associated with the VMTP Shares have been terminated."

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.4 thereto and inserting the following additional exhibits:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Limited Power of Attorney"

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANK OF AMERICA CORPORATION

September 14, 2016	By:	/s/ Sarah Turner
Attorney-in-fact

BANC OF AMERICA PREFERRED FUNDING CORPORATION

September 14, 2016	By:	/s/ Edward Curland
Authorized Signatory

BLUE RIDGE INVESTMENTS, L.L.C.

September 14, 2016	By:	/s/ Edward Curland
Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)